NEWS RELEASE

Release 09-2005

November 11, 2005	Trading Symbol: WTC:TSX
WTZ: AMEX
For immediate release

INDEPENDENT FEASIBILITY STUDY RECOMMENDS
IMMEDIATE DEVELOPMENT OF PEÑASQUITO

Feasibility study projects 17 year mine life with 16.2% IRR and US$877 million undiscounted NPV

VANCOUVER, B.C. – Western Silver Corporation today announced that an independent feasibility study has concluded that the Peñasco and Chile Colorado deposits contained within its wholly-owned Peñasquito silver-gold-zinc-lead property in central Mexico can be developed economically at an after-tax internal rate of return (IRR) of 16.2%, based on 100% equity. The project has an undiscounted NPV of $877 million (all figures in US$), with payback of initial capital investment in 6.4 years.

The development plan proposed in the study recommends mining the Peñasco deposit first followed by Chile Colorado. The oxide cap on each deposit will be heap leached to recover silver and gold. Over a projected mine life of 17 years, approximately 219.9 million ounces of silver, 3.29 million ounces of gold, 1.36 million tonnes of zinc and 631,000 tonnes of lead will be produced.

The feasibility study, prepared by M3 Engineering & Technology Corporation of Tucson, Arizona (M3), recommends development of the Peñasquito project as an open pit mine with an initial production rate of 50,000 tonnes of sulfide ore per day. Total initial capital investment in the project is estimated to be $334 million with life-of mine operating costs (mine, mill and general administration) estimated at $6.33 per tonne for sulfide ore. The life-of-mine cash cost per ounce of silver before capital depreciation and after operating costs, royalty, marketing charges and using other metal credits is $(1.91) .

M3 notes that the economics in the feasibility study do not take into account opportunities for improvement based on:

-	Expansion of the Peñasco pit as a result of current and further drilling.
-	Development of an early-stage underground mining operation to supplement open pit mill feed with higher grade material from below the Peñasco and Chile Colorado pits.
-	Development of the Azul deposit to the north of Chile Colorado.
-	Expansion of the Peñasco and Chile Colorado pit from anticipated improvement in overall metal prices.
-	Expansion of the Chile Colorado pit from an anticipated improvement in metallurgical recoveries.

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M3 used base case metals prices of $6.74 per ounce of silver, $434 per ounce of gold, $0.52 per pound of zinc and $0.37 per pound of lead. These prices represent a three year historical rolling average and two year future prices, weighted 60:40 historical to future. End of October 2005 spot metal prices returned an IRR of 25.0% and an undiscounted NPV of $1,473 million; further sensitivity analysis may be found in the feasibility study executive summary on the Company’s website.

Production of gold and silver dore from the oxide leach facility is expected to commence around mid 2007. Mining of Peñasco sulfide ore is scheduled to commence by mid 2008 when sulfide flotation facilities will be complete. Stripping of the Chile Colorado deposit would commence around 2015 with Chile Colorado oxide feed to the heap leach the following year and sulfide production starting the year following that.

The mine plan proposed by M3, through its sub-consultant Independent Mining Consultants (IMC), is based on a new resource estimate completed as part of the feasibility study. This new estimate includes exploration drilling up to and including Phase 14, which was completed mid July 2005. The total measured and indicated sulfide resource estimated for the Peñasco, Chile Colorado, Azul and El Sotol deposits is 581 million tonnes grading 29.2 grams per tonne silver, 0.42 grams per tonne gold, 0.70% zinc and 0.30% lead and assumes a $3.60 per tonne net smelter return (NSR) cutoff for Peñasco and El Sotol and a $4.18 NSR cutoff for Chile Colorado and Azul .

Based on IMC’s calculations, Western Silver estimates that the measured and indicated sulfide resource in the deposits contains the following amounts of in-situ metals: 546 million ounces of silver, 7.91 million ounces of gold, 4.07 million tonnes of zinc and 1.74 million tonnes of lead.

An additional 225 million tonnes of sulfide ore grading 24.7 grams per tonne silver, 0.37 grams per tonne gold, 0.6% zinc and 0.25% lead using the same NSR cutoffs is inferred and represents a further 179 million ounces of silver, 2.64 million ounces of gold, 1.34 million tonnes of zinc and 560,000 tonnes of lead. The complete resource summary is shown in table 1.

The estimated proven and probable reserves are contained within an engineered pit design based on a floating cone analysis of the resource block model using $5.50 per ounce silver, $350 per ounce gold, $0.45 per pound zinc and $0.30 per pound lead as the basis for determining the pit dimensions. Only measured and indicated sulfide resources are included. Total combined proven and probable pittable sulfide reserves are estimated at 257.8 million tonnes with a grade of 30.19 grams per tonne silver, 0.51 grams per tonne gold, 0.69% zinc and 0.31% lead. Total combined proven and probable oxide-mixed reserves are estimated at 77.3 million tonnes grading 23.3 grams per tonne silver and 0.28 grams per tonne gold. The complete reserve summary is shown in table 2.

A number of zones of high grade mineralization are located outside the Peñasco pit envelope at depths between 300 and 650 metres. The economic potential of mining this material by underground methods will be assessed by Wardrop Engineering Inc. of Vancouver.

Says Western Silver chairman and CEO, Dale Corman: “We are pleased the M3 study confirms an attractive rate of return and payback period for the property. This is one of the world’s largest economic, undeveloped, bulk-mineable silver deposits and Western Silver intends to proceed to project development as quickly as possible.”

“There is significant upside potential for the Peñasquito project as a whole. Development drilling will continue in order to convert the inferred material to measured and indicated and to expand the Peñasco deposit which is open in several directions. We will continue exploration drilling in areas in close

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proximity to the deposits and in other areas within our large land holdings. A scoping study to determine the economic potential of the underground material as a supplement to open pit mill feed is also planned; we are very excited by the fact that this material may further improve the already good economics for this orebody.”

M3, a full service EPCM firm, is recognized for its experience in Mexico and capabilities in the development and construction of mines.

The executive summary of the M3 feasibility study is posted on Western Silver’s web site at www.westernsilvercorp.com.

Western Silver Corporation is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company has 100% control of one of the world’s largest open pittable silver-gold-zinc-lead deposits at Peñasquito, central Mexico, an area with excellent infrastructure and low political risk. An independent feasibility study has concluded that Peñasquito has robust economics, significant expansion possibilities and upside, and should be developed immediately. Western Silver also has an interest in the world class San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks Copper Project in the Yukon.

Conrad Huss of M3 is the qualified person responsible for the scientific and technical information in this news release in accordance with NI 43-101.

On behalf of the board,
“Dale Corman”
F. Dale Corman
Chairman and C.E.O.

For more information, please contact:
Tom Patton, President and COO, 604-638-2504
Gerald Prosalendis, VP Corporate Development, 604-638-2495

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all if which are described more fully in the Company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors: The terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize these terms. "Inferred mineral resources" in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

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Table 1 – Peñasquito Resource

Measured	MILL ORE - SULFIDE							LEACH ORE - OXIDE AND MIXED
+	NSR	Ore	NSR	Lead	Zinc	Silver	Gold	NSR	Ore	NSR	Silver	Gold
Indicated	Cutoff	(Mtonnes)	($)	(%)	(%)	(g/tonne)	(g/tonne)	Cutoff	(Mtonnes)	($)	(g/tonne)	(g/tonne)

Peñasco	$3.60	281.7	13.98	0.30	0.69	29.1	0.61	$1.30	52.2	3.85	25.5	0.31

El Sotol	$3.60	3.2	5.35	0.28	0.55	17.4	0.30	$1.30	1.4	3.09	21.9	0.24
Chile
Colorado	$4.18	188.4	9.50	0.27	0.72	29.8	0.30	$1.30	26.1	2.55	18.9	0.21
Azul
Breccia	$4.18	107.7	8.67	0.34	0.70	28.7	0.16	$1.30	10.5	2.45	25.6	0.16

Total		581.0	11.50	0.30	0.70	29.2	0.42		90.3	3.30	23.6	0.26

Contained				Lead	Zinc	Silver	Gold				Silver	Gold
Metal				(ktonnes)	(ktonnes)	(Moz)	(Moz)				(Moz)	(Moz)

Peñasco				848.2	1,946.7	263.6	5.49				42.8	0.52

El Sotol				9.0	17.7	1.8	0.03				1.0	0.01
Chile
Colorado				512.0	1,354.6	180.7	1.82				15.9	0.18
Azul
Breccia				366.1	751.1	99.6	0.56				8.7	0.05

Total				1,735.3	4,070.1	545.7	7.91				68.4	0.77

Inferred	MILL ORE - SULFIDE							LEACH ORE - OXIDE AND MIXED
	NSR	Ore	NSR	Lead	Zinc	Silver	Gold	NSR	Ore	NSR	Silver	Gold
	Cutoff	(Mtonnes)	($)	(%)	(%)	(g/tonne)	(g/tonne)	Cutoff	(Mtonnes)	($)	(g/tonne)	(g/tonne)

Peñasco	$3.60	101.5	12.13	0.22	0.59	25.0	0.57	$1.30	4.2	5.02	22.3	0.48

El Sotol	$3.60	1.7	5.64	0.34	0.57	20.3	0.26	$1.30	2.1	2.46	20.1	0.17
Chile
Colorado	$4.18	52.9	7.22	0.19	0.53	23.6	0.22	$1.30	3.8	2.10	19.4	0.15
Azul
Breccia	$4.18	68.7	8.10	0.33	0.66	25.5	0.17	$1.30	11.7	2.02	17.2	0.15

Total		224.9	9.69	0.25	0.60	24.8	0.36		21.8	2.65	18.9	0.22

Contained				Lead	Zinc	Silver	Gold				Silver	Gold
Metal				(ktonnes)	(ktonnes)	(Moz)	(Moz)				(Moz)	(Moz)

Peñasco				223.4	599.0	81.5	1.86				3.01	0.06

El Sotol				5.8	9.8	1.1	0.01				1.36	0.01
Chile
Colorado				100.5	280.4	40.1	0.38				2.36	0.02
Azul
Breccia				226.7	453.5	56.3	0.38				6.49	0.06

Total				556.4	1,342.7	179.1	2.64				13.22	0.15

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Table 2 – Peñasquito Reserve Summary

					Grades
		Tonnes	Lead	Zinc	Silver	Gold
	Classification	(x 1000)	(%)	(%)	(g/tonne)	(g/tonne)
Sulfide Ore
Peñasco	Proven & Probable	169,069	0.29	0.61	27.00	0.603
Chile Colorado	Proven & Probable	88,738	0.36	0.84	36.26	0.327
Total		257,807	0.31	0.69	30.19	0.508

Oxide Ore
Peñasco	Proven & Probable	27,825			25.15	0.269
Chile Colorado	Proven & Probable	18,945			18.38	0.212
Total		46,770			22.41	0.246

Mixed Oxide Sulfide Ore
Peñasco	Proven & Probable	23,943			25.93	0.351
Chile Colorado	Proven & Probable	6,614			20.53	0.217
Total		30,557			24.76	0.322

Chile Colorado sulfide reserves are estimated at a US$4.18 NSR cutoff
Peñasco reserves sulfide reserves are estimates at a US$3.60 NSR cutoff
Oxide and mixed reserves are estimated at a US$1.30 NSR cutoff

Table 3 – Key Parameters

Mine life	17 years
Mine throughput	50,000 tonnes per day (sulphide ore)
Average stripping ratio	1.94 to 1 (includes oxide ore)
Power consumption	75 MW
Power rate	$0.06 per KWh
Initial capital cost	$334.2 million
Sustaining capital	$125.9 million
Average NSR	$12.66 (sulfide ore)
Operating cost	$6.33 per tonne (sulfide ore)
Taxes	$355 million
Life of mine revenue from metal sales	$4,403 million
Life of mine total operating cost	$2,739 million
IRR before tax 100% equity	19.0%
IRR after tax 100% equity	16.2%
NPV @ 0% discount	$877 million
Payback	6.4 years